SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.


                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. 25)*


                   CASEY'S GENERAL STORES, INC.
                         (Name of Issuer)


                           COMMON STOCK
                  (Title of Class of Securities)


                              147528
                          (CUSIP Number)


                        Donald F. Lamberti
                   Casey's General Stores, Inc.
            One Convenience Blvd., Ankeny, Iowa  50021
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         December 4, 1995
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement ___.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                 (Continued on following page(s))

                        Page 1 of 7 pages

CUSIP No.  147528               13D                    Page 2 of 7 Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person

          Donald F. Lamberti
          ###-##-####

2.   Check the appropriate box if a member of a group*

          (b)

3.   SEC Use Only

4.   Source of Funds*

          N/A

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

          N/A

6.   Citizenship or Place of Organization

          U.S.A.

7.   Sole Voting Power

          2,519,636 shares

8.   Shared Voting Power

          N/A

9.   Sole Dispositive Power

          1,971,872 shares

10.  Shared Dispositive Power

          N/A

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          2,519,636 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares*

13.  Percent of Class Represented by Amount in Row (11)

          9.64%

14.  Type of Reporting Person*

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1.   SECURITY AND ISSUER.

     The securities to which this statement relates is the Common Stock, no par value, of Casey's General Stores, Inc. (the "Company"), having its principal executive offices at One Convenience Boulevard, Ankeny, Iowa 50021.

     ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed by an individual, Donald F. Lamberti, whose business address is One Convenience Boulevard, Ankeny, Iowa 50021.
Mr. Lamberti is the Chief Executive Officer and Chairman of the Board of Directors of the Company. The Company operates convenience stores, including the sale of gasoline, in Iowa and eight other Midwestern states.

     Mr. Lamberti has not, during the last five (5) years, been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Lamberti has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and states securities laws or finding any violation with respect to such laws.

     Mr. Lamberti is a citizen of the United States of America.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

     Mr. Lamberti co-founded the Company and owned 300 shares of its Common Stock following its incorporation in 1967. In 1982, Mr. Lamberti purchased an additional 40 shares of Common Stock following the resignation and retirement of two (2) other officers, directors and shareholders. In
August 1983, immediately prior to its initial public offering, the Company's Common Stock underwent a 2900-to-1 split which increased Mr. Lamberti's direct ownership from 340 shares to 986,000 shares.

     In the years following the initial public offering of shares of Common Stock, Mr. Lamberti acquired additional shares of Common Stock as a result of the stock splits declared in 1985, 1986 and 1994, the exercise of stock options in 1987 and the conversion of Convertible Subordinated Debentures in 1994. Mr. Lamberti also disposed of a number of shares of Common Stock during this period, primarily through gifts and open market sales made under Rule 144. A description of all such transactions through and including December 30, 1994 is set forth in Item 3 of Mr. Lamberti's
Schedule 13D (Amendment No. 23) filed on December 30, 1994 and is incorporated herein by this reference. On that date, Mr. Lamberti was the direct owner of 2,058,372 shares of Common Stock.

     On March 10, 1995, Mr. Lamberti disposed of an aggregate of 16,000 shares of Common Stock by gift to six separate donees. Following these gifts, Mr. Lamberti was the direct owner of 2,042,372 shares of Common Stock.

     On March 17, 1995 and March 21, 1995, Mr. Lamberti disposed of an aggregate of 50,000 shares of Common Stock in open market transactions under Rule 144 at $15 per share. Following these sales, Mr. Lamberti was the direct owner of 1,992,372 shares of Common Stock.

     On June 27, 1995, Mr. Lamberti disposed of an aggregate of 10,000 shares of Common Stock in an open market transaction under Rule 144 at $17 per share. Following this sale, Mr. Lamberti was the direct owner of 1,982,372 shares of Common Stock.

     On September 13, 1995, Mr. Lamberti disposed of an aggregate of 2,500 shares of Common Stock by gift to three separate donees. Following these gifts, Mr. Lamberti was the direct owner of 1,979,872 shares of Common Stock.

     On December 1, 1995, Mr. Lamberti disposed of an aggregate of 8,000 shares of Common Stock by gift to ten separate donees. Following these gifts, and at the date hereof, Mr. Lamberti is the direct owner of 1,971,872 shares of Common Stock.

     As a participant in the Sixth Restated and Amended Casey's General Stores, Inc. Employees' Stock Ownership Plan and Trust (the "Employees' Plan"), Mr. Lamberti has the right to vote the shares of Common Stock allocated to his account by the Trustee under the Employees' Plan. As of April 30, 1995 (the date of the most recent allocation of shares by the Trustee), Mr. Lamberti had 547,764 shares of Common Stock allocated to his account in the Employees' Plan. Such shares may be available for distribution to Mr. Lamberti upon his death, disability, retirement or termination of employment under the terms of the Employees' Plan.
Mr. Lamberti also serves as a member of the Advisory Committee of the Employees' Plan.

     ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Lamberti acquired the direct ownership of the shares of Common Stock and Debentures described in Item 3 hereof for investment purposes, or as a result of stock splits declared on the shares so acquired. In addition, Mr. Lamberti holds such shares for the purpose of influencing the control of the Company. As disclosed previously, Mr. Lamberti acquired the right, along with all other participants in the Employees' Plan, to instruct the Trustee to vote and tender the shares of Common Stock allocated to his account in the Employees' Plan upon the conversion of the Employees' Plan to an ESOP on July 26, 1989.

     On December 18, 1987, the Company filed a Registration Statement on Form S-8 with the Securities and Exchange Commission covering the 2,281,700 shares of Common Stock then held by the Employees' Plan. The Company filed Amendment No. 1 to the Registration Statement on Form S-8 on August 4, 1989 reflecting the conversion of the Employees' Plan to an employee stock ownership plan. Pursuant to directions from the Advisory Committee, the Trustee of the Employees' Plan has from time to time made distributions of shares of Common Stock to participants entitled to receive the Employees' Plan benefits, and Mr. Lamberti expects additional such distributions to be made in the future. As a result of such distributions, Mr. Lamberti believes the Employees' Plan currently holds approximately 2,200,775 shares of Common Stock.

     Mr. Lamberti's sales of an aggregate of 60,000 shares of Common Stock during the period of March 17-21, 1995 and on June 27, 1995 were made primarily for the purpose of acquiring funds to repay certain personal indebtedness (unrelated to the Company) and to fund other personal obligations.

    As part of a longer-term goal to diversify his assets and investments, Mr. Lamberti may sell additional shares of Common Stock from time to time in the future, assuming acceptable sales prices can be realized at the time. Mr. Lamberti expects that such sales would be undertaken under Rule 144.

     On December 4, 1995, the Board of Directors of the Company, acting on a recommendation of its Shareholder Ad Hoc Committee, approved of a proposal to amend the Restated and Amended Articles of Incorporation of the Company to increased the number of authorized shares of Common Stock from 60,000,000 to 120,000,000 shares, and directed that the same be submitted to the shareholders at the Annual Meeting to be held in September 1996. The
Board's proposal, and a copy of the proposed amendment, will be included in the Proxy Statement expected to be distributed to the shareholders in August 1996. Mr. Lamberti voted in favor of the proposal to amend the Articles at the
Board of Directors' meeting on December 4, 1995, and intends to vote his shares in favor of the proposal at the Annual Meeting of shareholders in September 1996.

     Management and legal counsel for the Company currently are negotiating the terms of a Note Agreement between the Company and Principal Mutual Life Insurance Company, Des Moines, Iowa, concerning the proposed issuance by the Company of $30,000,000 in principal amount of 7.38% Senior Notes due 2020. Final terms and conditions are subject to approval by both parties.
Assuming mutually satisfactory terms can be agreed upon, Mr. Lamberti intends to vote to authorize the issuance of such securities when the matter is presented to the Board of Directors for approval. Approval of the financing and its closing are currently expected to occur on or before December 31, 1995.

     Other than as set forth herein, Mr. Lamberti currently has no other plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

     (c)  A sale or transfer of a material amount of assets of the Company;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate number of shares of Common Stock beneficially owned by Mr. Lamberti at the date hereof is 2,519,636 shares or approximately 9.64% of the 26,126,006 shares of Common Stock currently issued and outstanding.

     Mr. Lamberti has sole power to vote and to dispose of the 1,971,872 shares of Common Stock owned directly by him. As described above, Mr. Lamberti also has the right to instruct the Trustee to vote and tender the 547,764 shares of Common Stock allocated to his account under the Employees' Plan as of April 30, 1995.

     Other than as set forth herein, Mr. Lamberti has not participated in or effected any transactions in the Company's Common Stock in the past sixty days.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Lamberti is a participant in a voting trust established December 20, 1982 that will become effective upon the date of death of himself or Ronald M. Lamb, Chief Operating Officer and a Director of the Company.
Under the voting trust agreement, the stockholders have agreed to deposit all of the shares of Common Stock of the Company beneficially owned by them ("Voting Shares") with the survivors of Messrs. Lamberti and Lamb and their successors as voting trustee. Upon the effectiveness of the voting trust, the voting trustee generally will be entitled to vote the Voting Shares in their discretion in accordance with the determination of the voting trustee. However, in order to approve certain extraordinary corporate actions, such as the merger of the Company into any other company, the voting trustee will be required to obtain the prior affirmative vote of the holders and voting trust certificates representing at least two-thirds of the Voting Shares.

     Unless earlier terminated by the vote of all of the voting trustees or of holders of voting trust certificates representing at least three-quarters of the Voting Shares, the agreement will terminate upon the expiration of three years after the effective date of the voting trust.

     Until September 19, 1987, Walter J. Carlson, a former officer and director of the Company, also was a participant in the voting trust described above. On that date, and in conjunction with Mr. Carlson's retirement and resignation as a member of the Board of Directors and as Secretary and Treasurer of the Company, Messrs. Lamberti, Lamb and Carlson executed an Amendment to Casey's General Stores, Inc. Voting Trust Agreement, the purpose of which was to release Mr. Carlson and his shares of Common Stock from the terms and conditions of the Voting Trust Agreement.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.              Description
          --------------           --------------

               9.             Voting Trust Agreement* and Amendment                       thereto**

               10.4(a)        Sixth Amended and Restated Casey's General
                              Stores, Inc. Employees' Stock Ownership Plan and Trust Agreement***

____________________

* Incorporated by reference from the Company's Registration Statement on Form S-1 (2-82651) filed August 31, 1983.

** Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1988 (0-12788).

*** Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1995 (0-12788).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Donald F. Lamberti
                                        -------------------------
                                        Donald F. Lamberti
Date:  December 13, 1995